P.E. 2/1/02

FORM 6-K

02013421

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2002

DATAMIRROR CORPORATION
(Registrant's name)

PROCESSED

FEB 1 2 2002

THOMSON
FINANCIAL

3100 Steeles Avenue East, Suite 700
Markham, Ontario, Canada L3R 8T3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ______ Form 40-F __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

Documents Included as Part of this Report

No.	Document
1.	Press Release dated February 5, 2002

Document 1

DataMirror
3100 Steeles Avenue East
Suite 1100
Markham, Ontario L3R 8T3
TEL: (905) 415-0310
FAX: (905) 415-0340
Web Site: www.datamirror.com

For Immediate Release

DataMirror and IBM Host Web-based Seminar on Clustering

Industry Experts Provide Insight on Disaster Avoidance and Recovery

TORONTO, CANADA—(February 5, 2002)—DataMirror (Nasdaq: DMCX; TSE: DMC), the leading provider of enterprise application integration and resiliency solutions, and IBM, the world leader in storage systems, software, services and technology, are offering a Web-based seminar entitled, "*Resiliency for IBM iSeries-based Businesses*," on February 12, 2002, at 1:30 pm EST, 10:30 am PST. This complimentary 60-minute Webinar stresses the importance of an effective disaster avoidance and recovery plan, and shows how resiliency solutions can help organizations achieve the highest level of system availability for key data and applications, balance workloads for efficient data processing, and plan for disaster avoidance and recovery.

Throughout the Webinar, Eric Hess, iSeries Advanced Technical Support Specialist at IBM, and Glen Sakuth, Director of Development at DataMirror, will discuss the benefits of clustering for highly available business operations. Coupled with the right software, clustered IBM iSeries systems can provide unprecedented system availability approaching 99.999 percent and beyond. Clustering can also prevent unplanned outages, giving customers more time to transact business and maximize profits. With around the clock system availability, customers also have the power and flexibility to make up-to-the-second business decisions and can more effectively forecast trends in their industries.

IBM iSeries customers, press and analysts can register today for this timely, important Webinar by filling out an online form at http://www.datamirror.com/iserieswebinar/ or by calling 800-362-5955 ext. 139 for more information. Webinar participants will receive a copy of DataMirror's "*ABCs of Clustering*" solution paper, which outlines clustering technology and shows how clustering can work for your organization.

About IBM
IBM is the world's number one server company and information technology provider, with 80 years of leadership in helping businesses innovate. IBM helps customers, business partners and developers in a wide range of industries that leverage the power of the Internet for e-business. For more information, visit http://www.ibm.com.

About DataMirror Corporation
DataMirror (Nasdaq: DMCX; TSE: DMC) delivers solutions that let customers integrate data across their enterprises. DataMirror's comprehensive family of products unlocks *the experience of now*™ by providing advanced real-time capture, transform and flow (CTF) technology that gives customers the instant data access, integration and availability they demand today across all computers in their business.

Over 1,500 companies use DataMirror to integrate their data. Real-time data drives all business. DataMirror is headquartered in Toronto, Canada, and has offices worldwide. DataMirror has been ranked in the Deloitte and Touche Fast 500 as one of the fastest growing technology companies in North America. For more information, call 1-800-362-5955 or visit the DataMirror web site at www.datamirror.com.

Media and Financial Contacts:

Peter Cauley
Chief Financial Officer
DataMirror Corporation
Mailto: pcauley@datamirror.com
Phone: 800-362-5955 ext. 271
Fax: 905-415-0340

Tracy Staniland
Director of Marketing
DataMirror Corporation
Mail to: tstaniland@datamirror.com
Phone: 800-362-5955 ext. 274
Fax: 905-415-5196

Karen Quatromoni
PR Contact
Rainier Corporation
E-mail: karenq@rainierco.com
Phone: 978-464-5302 ext. 150
Fax: 978-464-2968

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of estimates, expectations, objectives and plans (financial and otherwise). The words "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Numerous factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: variability of quarterly operating results; dependence upon the continued growth and success of DataMirror's software products; competition; the ability to develop, market, support and acquire new products in an environment of rapidly changing technology; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in the Company's Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 5, 2002

DATAMIRROR CORPORATION

By: /s/ Peter Cauley

Peter Cauley

Chief Financial Officer